Filed by Finisar Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Finisar Corporation

Commission File No. 000-27999

Additional Information and Where to Find It

In connection with the proposed acquisition of Finisar Corporation (the “Company”) by II-VI Incorporation (“Parent”) pursuant to the terms of an Agreement and Plan of Merger by and among the Company, Parent and Mutation Merger Sub Inc. (“Merger Subsidiary”), Parent will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Form S-4”) that will contain a proxy statement of the Company and a proxy statement and prospectus of Parent, which joint proxy statement/prospectus will be mailed or otherwise disseminated to the Company’s stockholders when it becomes available.  Investors are urged to read the joint proxy statement/prospectus (including all amendments and supplements) because they will contain important information.  Investors may obtain free copies of the joint proxy statement/prospectus when it becomes available, as well as other filings containing information about the Company and Parent, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ web sites at www.finisar.com and www.ii-vi.com.

Participants in Solicitation

The Company, Parent and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed transaction.  Information about the Company’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on June 15, 2018, and the proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on July 26, 2018. Investors may obtain more detailed information regarding the direct and indirect interests of Parent, the Company and their respective executive officers and directors in the acquisition by reading the preliminary and definitive joint proxy statement/prospectus regarding the transaction, which will be filed with the SEC.

Forward Looking Statements

This written communication contains forward-looking statements that involve risks and uncertainties concerning Parent’s proposed acquisition of the Company, the Company’s expected financial performance, as well as the Company’s strategic and operational plans. Actual events or results may differ materially from those described in this written communication due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the Company may be unable to obtain required stockholder approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; the reaction of customers to the transaction; general economic conditions; the transaction may involve unexpected costs, liabilities or delays; risks that the transaction disrupts current plans and operations of the parties to the transaction; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of any financings that will be obtained for the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement.  In addition, please refer to the documents that the Company files with the SEC on Forms 10-K, 10-Q and 8-K. The filings by the Company identify and address other important factors that could cause its financial and operational results to differ materially from those contained in the forward-looking statements set forth in this written communication. All forward-looking statements speak only as of the date of this written communication or, in the case of any document incorporated by reference, the date of that document. The Company is under no duty to update any of the forward-looking statements after the date of this written communication to conform to actual results.

Project #466464 Finisar Corporation

GMT20181112-180938_All-Hands-.mp3

DATED November 12, 2018

REPORTED BY:  [ENTER NAME]

[START TAPE 1 SIDE A]

MICHAEL HURLSTON, CEO FINISAR CORPORATION:  Chuck Mattera is here to speak to all of us.  He’s got a wonderful presentation ready to go.  I’m very excited—I said to you guys on Friday—to introduce Chuck.  He is a fabulous person.  We’ve had a lot of time together.  I went to Pittsburg this weekend and he and the board of directors for II-VI.  Great group of people.  I’ve been very, very impressed with Chuck’s team, his management team.  Just a great, great group of people.  So, with that, I’m gonna turn it over to Chuck Mattera and he’s gonna give us a pitch.

[Crosstalk]

VINCENT D. MATERRA, CEO II-VI, INC.:  Thank you, Michael. Okay, I see a potential OSHA problem in the making.  [laughter] I’m known for—I’m accident prone [laughter].  Good morning, everybody.  It’s really a great pleasure to be here.  Thank you very much for taking time for me.  I apologize for being late.  Benjamin Franklin said there’s nothing like the last minute for making us all efficient.  And we for sure needed it.  Thank you Michael and Chris for helping.

Here’s what I’d like to do, good afternoon for the people who are in Europe and maybe on the East Coast and may be joining in.  Welcome as well.  Michael made a program that’s about 60 minutes long.  I’m gonna need all 60 minutes.  So, I think, right out of the chute, we need to acknowledge you’re gonna be probably ‘til 12:15.  And if anybody, anybody needs to leave, you know, just go ahead and do what you need to do on time.

This is probably the most exciting chapter in my career and in my life so far.  I’ll turn 63 years old in January.  I’ve been at this, in this market, in this industry, for 35 years after graduate school.  So, when I add in the 10 years it took me to get ready for it, I’ve been at this for 45 years and still learning, and I’m really excited about the possibility of extending that learning together with you and that [unintelligible].

So having done quite a few of these

acquisitions in the past, maybe more than 20, I joined II-VI as a board member in 2000, almost 19 years ago.  I was still an executive at Lucent Technologies, then became Agere Systems.  In 2002, when the telecom market melted down, I was asked to step off the board of II-VI and help the Agere Systems in the process of shutting down the optoelectronics business there.  And so, I stepped off the II-VI board in 2002.  I rejoined as an executive in 2004.  When I joined II-VI in 2004, you’ll see one of the slides—I’m gonna go through my slides really fast—but you’ll see on one of the slides, the company was about $72 million dollars in sales when I was a board member when I joined in 2000.  And we have done about 22 or 23 acquisitions in investments.  Most of those were done since I joined the company.  And I’m happy to say I in that case because I’m responsible for, for those acquisitions, ultimately and especially any shortcomings.  The deal I have with everybody in the organization is, that the buck stops with me.  Everybody else can take all the credit for things.  I have to, I have to face the challenges associated with ‘em.  Fortunately, they’ve all been a success, by any measure.

Part of the reason for the success is the company culture, which allows us, especially the leadership team of the company to have a deep empathy for people who are sitting where you are.

And so, today, even though I have this presentation, which many, has slides in it, which many of you would’ve seen from Friday.  I’m gonna head right through the front door and answer—I’m gonna make a few comments, a dozen of them, which I think will answer at least half of the questions that may be on your mind today.  And a lot of the other answers that may come later are gonna have to be open and honest and open from me, I don’t know.  But I do know some things.  And I’d like to share those with you as maybe take 10 minutes, 12 minutes.  I jotted ‘em down.  I know that you’ve asked questions of me as well.  Michael provided me with those questions.  I would propose to go through mine, go through the presentation, go through yours, if I haven’t answered them by then.

Okay, number one, we are really, really excited about this combination.  Every which way we cut it, the complementarity, the combination, the complementarity and the similarities in so many ways and the opportunity to transform many of the markets that we’re in and to participate together in new markets is really an exciting prospect.  We are anticipating a lengthy integration period prior to the close.  What we said was we expect that might last at least until the middle of next year.

During this integration period, we will work as collaboratively as we’re allowed to do by the law.  And we will listen.  We will continue to work to understand.  We’ll develop joint recommendations to the complex problems and opportunities that are in front of us, and we will build an integration team made up of employees from both companies and both companies’ representatives to the team will be involved with developing and delivering the recommendations.

As it stands now, I won’t know all the answers to all the questions.  In fact, I won’t even know all the questions.  But by the process that we’ve come to at this point, I feel really comfortable and very confident, both in our strategy and in the prospects that exist for both companies.  So we’re gathering the questions, including the ones I received from you today.  Developing a process to get them answered in the right order and after the right consultations, including the legal advice that we need.

What we do know is that we have two great companies with a rich history coming together to address rapidly growing and transformational markets.

The detail customer market and business-type questions are going to, out of necessity, remain outside our collaborative efforts until the close.  There’s plenty that we can talk about and we will talk about and work on, in terms of understanding the philosophy, better understanding the culture, the processes, the systems and approaches.  So we’re well positioned to hit the ground running on the day the transaction closes.  I believe that we’ll need to fully integrate the cultures, establish a common set of new values that reflect our heritages and our future.  I continue to believe that we have the opportunity to grow the size of the company in the next five to ten years to be substantially larger, in terms of revenue and profit, and in terms of the value of the contribution that it brings, not only to the market but to society in general.

We have a rich history of successful integrations, and we’ll build on that.  We make mistakes, and we have to learn from those mistakes.  As Benjamin Franklin said, “Your good judgement comes from experience, unfortunately experience comes from bad judgement.”  And we will work hard to avoid making big mistakes.  And the little mistakes, we have to let them progress because that’s how the whole organization will learn together.

While we do approach compensation and

benefits a little differently I think than what Finisar do, we believe in being competitive as well, so that we’re able to attract, retain and motivate talent.  And we want to be able to reward and we’ve been doing that for 48 years.  Great performance and is—our experience has been as best been done through variable programs including cash and equity, similar to what Finisar has done but maybe with a different mix so far.  And this is all gonna have to take time to get sorted out and that’s the reason why I need to have an integration team around us to be able to advise us about the differences and the perspectives.  So when we hit the ground running, we at least have a line of sight to the best foundation we can to launch the company.

I expect the new management structure to be in place and that all employees in the company will know their management structure and their boss prior to the closing.  This will be worked on in detail by the joint integration team throughout the integration process.  There’s no question, that with an integration this size, which will be the biggest that we’ve ever done obviously, is going to be a challenge, really exciting challenge.  We need to be comfortable with that; I am.  We need to be thoughtful about that; I sure will be.  We need to ask each other for help around that; I will definitely ask for it.  And we need to stay focused on the customer, on our employees and the benefits that our shareholders will long term derive.

Okay.  Let me move to the presentation if I can.  Thank you, Dale.  Let’s see, besides Julie and Ken that I saw this morning, there’s a handful of people here that used to work for me.  Used to work for me and I can’t see or don’t recognize you anymore.  Okay, okay.  Is that Keshore back there?  Okay.  How about Scott Pesarcik; is he here?  [Crosstalk] He’s in Fremont.  Okay, I’ll look for him.

Okay.  Good afternoon, everybody.  Okay.  So some of the slides you already saw.  I’m gonna go through this really fast, and I’m gonna skip through things.  It’s gonna be on—guess it’s gonna be publicly available, so I’m gonna go quickly.  That we are—the company was founded in 1971.  Went public in ‘87.  Had an IPO and had 10 million in sales.  Has been a long-term, steady-growing company with a diversified customer base.  I’ll say more about that in a minute.  As I mentioned on the call on Friday when people ask, oh what do you think about transceivers.  I go, what kind of a question is that?  Billion dollars in revenues come from transceivers.  Why would anybody be excited our end of the business if they weren’t excited about transceivers?  And so, the experience that we have is, that we have been over time segmenting the market.  Our foundation is in materials.  And we think about the world that way in the same way that I think your company thinks about the world as integrated optics and electronics to a large extent.  And coming from two different extremes.  So, we think about the foundation as adding functionality, reliability, trade secrets, competitive edge, performance at the level of the material itself.  But over time, to address our customers’ requirements for reliability, for cost, for functionality, we’ve been willing to integrate up to the component.  Only in the last five years or so after we acquired the world’s best fiber amplifier business that had the original Corning, large Corning investment of a billion dollars, I believe, in the fiber amplifiers.  Once we bought that business, then all of a sudden we were in a different world.  We had to deal with firmware.  We had to deal with electronics.  We had to deal with the integration, and we were quite, quite happy and quite successful, I will say.  At the moment, we’re on the verge of making a major breakthrough into the market with regard to some additional functionality that we’ve been developing at the subsystem level.  But it’s not a requirement for us all at once that we need to be at the material, component and the subsystem level all at once.  And I’ll show you in a second, we’ve been hanging around in the silicon carbide substrate for about

25 years.  Now—and it’s coming to a time when we’ll probably gonna start to make a step up.

So the company structure, unlike Finisar, which is or has been organized by function for most of its history, I understand, until Michael has come and introduced the business-unit structure on top of functional organization.  We’re coming exactly from the other direction.  We’ve been organized by business unit, three of them, called segments.  And the segments roll up and they each contain five or six different divisions.  And the segments face the market place but they also face each other because our vertical integration in many cases, and I’ll show you one slide as far as a ROADM line card goes.  You’ll see that the vertical integration actually happens across the segments.  So that performance products that make thermo-electric coolers sells them to laser solutions which makes 980 pumps to flow tonics which makes the module and makes the amplifier.  But these are largely independent business units, just like the four business units are coming together.  We have challenges.  We can’t scale the companies as efficiently as we would like to in the structure.  One of the attractive things about Finisar was that fact that you guys, in our opinion, with your functional structure and all the work that’s been done in the supply chains—IT and HR and finance, in sales.  And then to be able to build out a capability for integrating designs through those functions.  That’s a place where we want to get to.  And we saw the possibility in combining there’d be a rich opportunity for us to leverage that experience.

Okay.  Inside the three segments that we have—we’re organized by division and the divisions, you can read them.  You can read the names here.  You can look on the Internet.  The biggest division today is the photonics segment by sales.  The second largest is laser solutions.  And performance products is basically an engineered materials—two engineered materials businesses, a thermo-electric cooler businesses, or business, and our military business, okay.

I’m gonna really flip through these fast.  If you’d just—I’d like to have you focus on this pie chart.  Sixty, about two-thirds of our laser solutions segment revenues are addressing the industrial materials processing market for cutting and welding steel.  And this is a business where our 3D sensing investment was made.  So 3D sensing is also included in here.  And I’m not gonna get through this.  You can read it faster than I can write it.  You can read it faster than I can speak it, but this is, but this was the founding business of the company that we started with the infrared optics business.  In flow tonics, this business came about by, as a result of our interest in serving the fiber laser market.  Whether you make fiber laser for amplifiers for communication networks or you’re getting them together to couple the output power to cut steel, it’s basically the same technology.  So when I joined the company, when I joined the board in 2000, I asked the company, hey is this fiber laser an opportunity or is it a threat, or is it both to the future of II-VI, which had a CO2 optics laser business at its core.  And we went about the business of not debating for long, whether it would be an opportunity or a threat.  We assumed it might be a little bit of both.  So then I went off to start an acquisition strategy that was focused on one micron optics that could be useful for telecommunications, including for fiber lasers, for one micron transmission and for the industrial laser market.  So a lot of our investments, this whole business was built by acquisition.  It’s not a largest and most profitable business in the company and what we built was a vertically integrated business step by step by step from 2010 January ‘til today and it’s just beginning.  And when we put these two great companies together, it will take another step function change up.

But basically what we are doing is, we are making pumps, passives, amplifiers, channel monitors, OTDRs, tunable filters and the whole suite of components that are necessary for amplification, wavelength management and we don’t make a switch until we acquire CoAdna.  But we have been supplying optics for all the major switch makers or all the switch makers, period.

So this is the way in which we have the market segmented.  We’re in every single part of it, including the submarine market for pumps and for filters.  So here’s a cut-out of a line acquired.  And all I’d like to  tell you is that, that whether it’s the thermoelectric cooler, the laser, the laser chip, the pump module, the fiber, the gratings, the OTDR, everything that’s in there except the fiber and the electronics, we make.  We believe we have the lowest cost structure, the highest performance, and we have been selling pumps and passives to our competitors.  While we compete with them at the amplifier level, we sell pumps and passives every day.  And we enable our competitors to make amplifiers.  And by doing that, it’s driven us, it’s driven our technology roadmap.  It drives our product roadmap.  It drives us to be the best we can be.  Make the best that money can buy and to fully utilize all of our assets and the return on R&D and the generation of IP.  It’s a challenge, because some customers like to avoid us in that case.  But for the most part, if you make the best that money can buy, it’s really difficult to stay away.  And we’re respectful and have high integrity with regard to dealing with everyone, including the customers.  So, they’re willing to come to us.  This business is growing considerably in the last two or three years.

Okay.  In performance products, it’s a combination of silicon carbide substrates for 5G wireless [unintelligible] devices.  And then in the future, for inverters, traction inverters for all electric vehicles.  And that market is poised to take off.  And I believe it has the potential to be the largest and longest-running bull market ahead of the company for decades to come, given the dynamics on energy and the challenges associated with it.

So just quickly, we make a whole host of products for the military, especially for those that involve optics, infrared optics for precision tracking, for targeting and those kind of surveillance applications and then the rest of it, silicon carbide substrates, thermo-electric coolers and then engineered ceramic materials.

Okay.  I can pick up the pace.  I told you, we’ve done a large number of acquisitions and here’s a history of those acquisitions in the last 23 years.  And we don’t have the current acquisition in progress on the slide.  But this is what we’ve been able to accomplish until now and there’s been a step function increase in our growth, this resulting.  Growth and revenues and growth and profits.  Along the bottom, I’d like for you to see, this is not the rate of growth of our business.  This is the rate of growth of the markets.  We like to play and address high-growth markets.  We have to in order to be able to grow.  And they’re challenging because it does attract a lot of capable competitors, who, as I said on the phone, would love to compete.

So, here’s a sense of the largest and fastest-growing markets, you see data commerce is number one.  You cannot easily be in it without having a footprint that you have and the trans receiver.  The question is, what else can we do?  And I know that there’s a lot of people that are thinking about that and in the course of the last two or three weeks or so, I’ve had the pleasure to talk to a dozen or so of key management, and I’m really excited about the things that they’re dreaming about as well.

Okay.  We are focused on making money.  You get a reputation, and whether it’s in business or in life, the reputation we have is to grow profitably.  And when you get that reputation, you don’t want that to shake, and you don’t want to.  So last November 8th, we went out to the NASDAQ and we had an investment day, and we told them, at that time, here’s what we’re targeting to do.  Here’s our growth, our revenue growth profile, and we said that, as we look out, we’d like to be able to grow two-and-a-half to four times GDP growth and revenue.  Sustain our revenue growth at two-and-a-half to four times GDP but sustain our profit growth at double that rate.  So five to eight times GDP.  That’s a challenge.  Take no more revenue and make less money isn’t what our shareholders have valued us at, typically.  And it’s not what we’re interested in.  We’d like to grow, but we’d like to grow the revenue and the profit at the same time.

Also, we gave them a sense for the fact that we’re a capital-intensive business.  So we spend a good amount of money on capital and not as much money on R&D as your company does, but we provide a tremendous amount of engineering support in the factory for NPI work.  So this level of—if you look at the head count that we have working on R&D and NPI projects, it’s a number which is greater than this core R&D number of 7 to 11%.

Okay.  We’re gonna move on.  We have over a thousand customers in our FY18, in the earnings call that we had in, I guess in August, I told the shareholders that in fiscal year ‘15, we had three customers who bought more than $10 million dollars from us in one year, in ‘15.  In our last fiscal year, ‘18, we had 26 that bought more than $10 million from us.  And those 26 bought about 46% of everything we make.  And it’s a huge change in the last two or three years.  And the reason is because we have an extraordinary team.  It’s a really exciting time and we’re getting a reputation that we’d like to have as we build the brand and the power of that brand a lot of the customers that buy from one segment would like to buy something from the other segment.  In some cases, they don’t even know that the people on the other side were part of II-VI.  So that’s something I need to work on with the team.  But we really have a great list of customers.  The company was founded on quality.  Michael and I were at Huawei last week.  We met each other there.  It was a quality conference and it—if you’re going to make the best that money can buy, it has to start with this.  And so we have a quality policy in the company, and we stick by it.  So here’s the rationale for why were we interested?  And you can read it faster than I can say it.  We like to—the scale of the market leadership of the combined companies.  We admire the journey that Finisar have been on and the prospects that lie ahead.  We believe that, not only in these existing markets but even in new markets, that we’ll be stronger together than we will be separately.  We think that getting to the marketplace faster, with a capability for having in-house components, in-house optics; they provide an advantage.  And we think, ultimately, that the combined companies, once we get past the early phase of the integration, we’ll have the scale to be able to continue on, to continue investments in capital, R&D for organic growth as well as continue the M&A investments.  The combination of the two companies will make for one of the largest flow tonics and materials companies in the market.  We have over 11,000 employees in the company today.  Maybe, now more than 45 locations.  I would say, roughly, we have about 500 people in Europe, maybe 600 people in Europe.  About 2,500 or so people in the U.S. and all the rest are in Asia and the largest concentration of our employees in Asia are in China.  Second is in Vietnam.  Third is in the Philippines and fourth is in Singapore.  And we have sales offices in Taiwan, Korea and then Japan.

Okay.  The diversification of our revenue is II-VI with communications being 38% last year, 96% for Finisar, and it’ll get to 70%.  Seems kind of rich in communications.  Not for your company.  But rich in communications from our experience.  We love it.  We think the time is right.  The marketplace is going to inflect, in the next two or three or four years, based on the convergence of communications, computing, consumer electronics and the automotive market itself.  All of those things are going to conspire the drive, a demand over the next three to five years and our belief, is going to make this the right thing at the right time.  But long term, it would be our style outside maybe three to five years, to being thinking about balancing out the portfolio to be a little bit less concentrated in communications, over time.  But this seems like exactly the right thing to do at this point.  We believe we have complimentary expertise.  We focused on materials and components and a little bit on sub-systems.  And Finisar focused a lot on components and sub-systems and a little bit on material.  There’s a whole host of markets.  This is our focus.  If you look across telecom and datacom and you just look across the portfolio and you’ll see what’s in red and what’s in blue.  It almost looks like a perfect fit.  There’s almost no overlap.  And even until we acquired CoAdna, which there really still really isn’t any overlap; it’s all complimentary.  Wasn’t even close.  We’re focused on different segments, same customers, which by the way, AB—maybe seven or eight that I talked to on Friday, the sense that I got from all of ‘em, could be summarized by the call I had with Marco Croche, Cisco Systems.  When he called—when he returned my call—he started the conversation by saying, absolutely phenomenal.  And I think because the people in the marketplace can see the complementarity of having everything together and the possibilities that may come from that.  And okay, 5G is coming, I don’t need to explain this to anyone.  Huawei told us last week, they’ve already built 600,000 boxes.  Each with 16 lines; that’s 10 million units.  And over the next three to five years, they may deploy as many as 200 to 300 lines.  There’s a lot of—whether you look at the fronthaul, the backhaul, the middlehual and all around the RRU, we think there’s going to optics galore, including the switch.  This is a very exciting time for us to get our strategy and to get our focus in order.  And I’m anxious, once we close, to be able to do that.  Here’s a little bit more about the portfolio and why our customers would be so excited.  And 3D sensing is a lot talked about.  It’s really important in my mind.  When we invested in the Anadigics and EpiWorks fab, for those of you who work on 3D sensing.  When we invested in it, everybody thinks that all we were focused on was one product and one customer.  That’s just wrong.  I love the fact that there was a product and a customer and a market in the making to drive the technology.  But what we were interested in was building out an opto-electronic device platform, so we could make RF-devices, GaN HEMP devices, maybe even lasers in the future, edge emitting lasers as well as VCSELs.  Not only for, not only for 3D sensing for handsets but importantly, for the VR-type applications and sensing applications that we think will come when the automotive market turns on.  And we’re excited about that possibility.  We have, together we have a lot of fabs.  Everybody, what are you gonna do with ‘em?  And it’s a really great question.  I have spent my 35 years dealing with that problem.  And the one thing I want to do with them is build them up.  And the ones that are filled today, that have world-class technology, and I’m going to Fremont this afternoon for the first time, and I’m really excited about that.  And Michael knows that I’m headed to Jarfalla in less than four weeks.  Well, I’m hopeful to be able to go and see the team there.  I’m hopeful I’m going to find out that they need additional investment.  At core they could grow the business even more if they had it long term.  Anyway, that’s a—I’m not gonna go through the whole issue of the transaction.  Some analysts have questioned whether or not the Chinese authorities will give us the approvals that are necessary.  They wonder why do we have to dilute the stockholders.  And why do we have to have leverage and besides the uncertainty associated with China regulatory approval, the dilution and the leverage, in the short term, I think on the negative side, those people who had some negative things to say—here’s one at Lightcounting who views this many ways the same way as I do, as a merger of equals.  And in a sense, but not in a transaction sense.  And then, you know, at least at Cowen which picked up coverage, II-VI, about six months ago.  There’s the headline for what they had to say.

Okay.  Here’s a summary of my thinking about the combination and what’s going to come next is, as I said earlier, got to listen.  Understanding has to come before being understood.  Having done this for 20 times before, understanding has to come before we’re understood.  We need to understand you before you understand II-VI.  So we need to listen and learn and communicate frequently as openly as we can.  And we need to be guided by our process and remind ourselves, the transaction’s not done yet.  There are a lot of things that need to be put into place before it can happen.  So we’re working integration issues in a way that we can.  There’ll be some interaction and engagement with people traveling between the sites.  I’m not only going through Jarfalla.  I’m going to go to Sweden, and then I’m going to go to, I’d like to go to Korea to see the LCOS fab.  And then I’m going to go to Wuxi and then I’m going to go to Ipoh and then I’m going to go to Sydney.  I’m going to do everything all in one trip, because our style and my style is to do exactly that.  And I’m hoping to be able to communicate with as many people as possibly can in a short period of time and explain and be accountable to you, as to our thinking.  So that’s my story.  Okay, okay.  [applause]

MR. HURLSTON:  It is 10:45.  Okay, perfect.

MR. MATERRA:  I can take any questions.  And a few gonna be great.  You already submitted your questions.  You want me to answer those first?  Okay.  [Crosstalk] I hope I at least answered my view of the strategic rationale for combination of the companies.  If I didn’t, please tell me.  I tried to answer why I think the two companies combined will be better than the two companies separate.  This is—I had a boss, Phil Anthony, probably one of the most important people in semiconductor laser technology.  And when I went to work in 1988 for Phil and started working on VCSEL epitaxial  growth, that was my job 30 years ago.  And Phil told me that when I was struggling to walk away from the avalanche photodetector responsibility I had.  Phil told me, don’t get organized to fight the last war.  You get organized to fight the next one.  So, I think there’s a lot of next ones that are coming that’ll be worthwhile, really valuable for us to be able to participate in together.

What will the name of the company, the new company be, after the merger?  Well, the new company, I’m expecting, the company that’s acquiring Finisar is II-VI.  So I don’t have any thoughts about anything different than II-VI, as of today.

Will we still keep Finisar as the brand name for our optical transceiver products?  Well I think it’s an example—I’ll tell you two things—one, I don’t know who asked this question, but this is my idea.  And I don’t know if it’s possible.  I like it.  I don’t know if it’s possible.  I don’t know if it’s wise, but I like it.  And it would be an example of what I would expect the integration team to bat around.  How will we be dealing with our branding?  And the marketing communications.  The number one, leading transceiver maker for 30 years, has a powerful brand associated with it, why take it away?  That’s my thinking.  So that’s not a yes, except I think it’s a great idea.  Okay.

When will the transaction be completed?  Well, there’s a number of steps that we have to go through and I don’t know all the steps.  But, in short, the shareholders of both companies have to approve the transaction and then the regulatory bodies, they have to approve it.  Anybody else, Chris, besides those two groups of people?

CHRIS BROWN, FINISAR EVP & CHIEF COUNSEL:  That’s about it.

MR. MATERRA:  Okay, okay.  All right.  So, it won’t be over ‘til it’s over.  But anyway, for those people who are wondering and expecting that the Chinese government will not give us the regulatory approval just because Lumentum hasn’t received regulatory approval for Oclaro yet, it’s only been nine months.  I mean the announcement came at OFC, on the first or second day of OFC.  I think it was nine months ago.  These things take time.  I can tell you that, I was in Fuzhou last Monday and Fuzhou city, which is the capital city of the Fujian province and for which Mr. Xi was the mayor for a long time when he was a younger man.  I was there in our location commemorating the inauguration of new buildings.  And met with the local and the city government officials.  I can tell you there’s just a great excitement.  Fuzhou and our experience in China and being there has really been fantastic.  Joe told me on Saturday night a very similar story about Wuxi and I’m really looking forward to going there.

Okay.  Will the planning team consist of leadership from both team, globally from both companies, and how do I see them working together?  I hope so.  Everything about our company has been both, so I, I would be disappointed if we pick an integration team that isn’t a real good cross section across the whole company.  So that would be my expectation.

The II-VI stock price dropped since the announcement.  Articles aren’t that positive about it.  Some of them are not.  What are your voies regarding the post-announcement reaction? Let me tell you, we bought the 980 pump and the laser business from Oclaro and when we bought it, before we bought it, we went and did our due diligence.  We had a longer due diligence, that opportunity.  Early on, I was responsible for transferring technology with my team to be able to make the generation three 980 pump lasers for AT&T submarine systems.  I spent a lot of time in the fab with a handful of my team going back and forth.  I knew what they were capable of.  I loved it.  I loved it right out of the chute.  Everyone said the same kinds of things the day after the announcement.  And everywhere I went for the next six months, a lot of investors basically asked, which kind of an idiot are you?  [laughter]  And those kind of questions, you have to expect those kind of questions.  Number one, the market was taken by surprise.  And the market doesn’t really like surprises, but we didn’t have any other option.  And surprises are generally for birthday parties not for stock markets.  And so, one, it was a surprise.  And then, I listed the other three things that they surely would have some thoughts about—joint regulatory approval, the share dilution of the II-VI stock and then leverage.  Those are natural. I have to face the investors on, on most questions as well.  That comes with the territory, but I’m very confident in our strategy, and I’m confident in the teams, and I get paid for looking after 11,000 people and a large number of shareholders, and I’m looking forward to the day when I have the opportunity to look after 25,000 people.  And even more shareholders.  And at the end of the day, we get paid to create long-term shareholder value.

If II-VI reacted every time someone asked, why, why did you do such a stupid thing?  I don’t think we would have much of a business, other than the core business that we have today.  I’m prepared to take it all head on.

Okay.  Many of you know about Chinese government’s attitudes towards this merger?  I hope they get to know about it, and I hope they are excited about it as we are.  How much confidence do I have that both governments will approve this merger?  It’s hard to say.  If Mr. Xi and President Trump come closer to each other in time, I think it’ll be a good sign for us, but even if they don’t, I won’t take it as a negative sign.  We just need to run the course, run the process, and that’s what we’ll do.

It’s written 150 million of expected run rate quested energy realize in 36 months and close.  Please give more details, for example, which years the savings will be generated.  I’m not prepared today to tell you anything other than, we worked on it for about two months.  We put together a large number of possible opportunities for synergy and we went through the entire business plan going forward for the next three years.  Extrapolated out the year four and five.  We do a five-year plan every year.  Something that most companies don’t do.  Your company doesn’t do it.  But you put a three-year plan together for the purpose of our evaluation, extended it out five years, based on that, we have to believe that—we do believe, that this 150 million is achievable.  And on the slides that I presented to the world on Friday, I said, 85 million of it would be expected to come from synergies and across the sales.  That’s manufacturing costs.  And the other 65 million would come from synergies and expenses.  So that’s R&D, marketing and sales, G&A, all of that.  And the synergies can come in a lot of different ways.  And we have to work through, in our integration planning, it’s not gonna be a secret.  We have to work through the integration plan.  By the time we finish and the close and announce peoples’ relationships, we’re not gonna be sitting in a back room saying, oh we got this 85 and 65, and we’re not gonna tell anybody about it.  We need 25,000 people in the company to be charged up while we’re going to get it.  One hundred fifty-

million dollars in synergies and savings with a multiple at 12 times the earnings in the company, it’s a value to the shareholders of over a billion dollars.  And every stockholder in the company, including all the employees, should be excited about that.

Do we see more products being manufactured in the Ipoh or Wuxi factories?  Well, I hope we’re gonna have a lot more products being manufactured there.  We’re investing a lot of money.  Everyone in the company is really excited whether it’s Lee Xu or Julie.  I talked to Matthias this morning and, you know, they said, every business unit leader in the company are investing to be able to grow the business.  And the CTO of the company thinks there’s even more opportunity on the horizon that’s untapped.  I think we’re gonna do more, not less.  And for our small team that visited Ipoh and Wuxi, I can tell ya, they have a scale from one to ten, and they can judge Chinese factories and Asian factories, including our own.  They judge on a scale from one to ten.  They gave both Ipoh and Wuxi facility.  They gave Wuxi an eight and Ipoh a nine, okay.  So, that’s pretty high.  Higher than what they gave themselves, just to be clear.  That’s pretty impressive, but we were also honest with each other about things like that.

Do I foresee all employees and operations being run as one company or do we want to keep Finisar running independently?  I’m intending to integrate the companies.  How to integrate them to make them most efficient?  Number one, the most efficient access to information that all 25,000 people need to do their jobs.  Access to information is number one.  Then how to scale the company and leverage the things that Finisar are really strong at.  You cannot do that by leaving by Finisar.  There’s no benefit—if we’re gonna leave Finisar alone and not integrate it, we may as well just—well, we wouldn’t be able to pay the premium that we pay and offered to pay and the board accepted.  So I think integration’s a key.

Will there be any layoffs as a result of the transaction?  If yes, will our severance packages be followed?  I don’t know if there’ll be layoffs.  There could be, but we won’t know until we get the end of our integration planning and we have to lay all of it out.  We—I can tell you this—with our synergies, we assume that there may be some efficiency gains but there is no plan that says, oh have this number of people here and maybe.  And we have to think through that.  And if we do and we come to that conclusion as a management team, I’ll be the first person and maybe the only person that stands up to say it, but at this moment, we’re focused more on what we can do together as opposed to what we cannot do separately.  Okay.

Will our corporate office move to Saxonburg or remain in Sunnyvale?  [laughter] Okay that’s a great topic.  That’s a great topic.  I want to tell you the truth. That always and the truth about this is, that when I became the third CEO of the company, a few board members were encouraging me to move the corporate headquarters to the Bay area.  And I, I didn’t want to do that.  The company culture was—the company started in Western Pennsylvania.  People had an expectation for a long time that the values, the thinking and the like would be grounded in Western Pennsylvania.  And I thought maybe the fourth CEO would move it to the Bay area.  Maybe the fourth CEO will move it to China.  I don’t know.  But will not be able to without divesting the military business, but those things are possible, but I wasn’t willing to do that.  Not necessary for me.  In the last 10 years, I’ve spent more than 300 nights in a hotel, a year, more than.  And I’m not gonna embarrass myself by saying how much more.  I like to be—my headquarters are where you are.  And I’m not interested in being in one place for people to come to us.  There’s a small group of people there that have to go back and forth every day to run things efficiently.  For my style, different may be different maybe than CEO two and maybe CEO four.  I’m not interested.

I love this job, and I love the job because I love the people.  And I’m not interested in being in a headquarters unless the headquarters are where the people are.  So I just opened up a regional headquarters at II-VI in Sunnyvale, right down the street.  And I have an office there.  I just got it last week. [laughter]  Yeah, it’s a smaller office than the one Michael has.  [laughter]  I’m quite, I’m quite happy with that.

I, I think that our approach, given all the customers who are here, the people who are here, and the importance of Silicon Valley, you’ve got to have a mindset that we’ll have two regional—we’re gonna have a regional sales approach and have regional headquarters.  And when I’m here, I’m gonna go in my office and ask people to help me and talk to people.  So I think—I hope I answered the question.  The official location of the company or the official registration of the company is in Saxonburg, but I moved the 50 or 60 of us out of Saxonburg last year to make room for manufacturing, EUV lithography products.  So we actually lease space in an office building halfway between Saxonburg and Pittsburg.  I’ve been in the office—I moved into it last December.  I’ve been in it since last December.  I’ve been in it seven days.

Okay.  How will the merger effect our employee benefits, including our unvested RSUs and future stock awards?  I, I don’t know.  We had a lot of discussion about it as part of the merger agreement.  I would ask—Chris can you help me answer that question?  You’re more qualified than I am.

MR. BROWN:  Sure.  I don’t have a direct answer for you except it’ll all be laid out in the materials filed with the SEC.  So, it’s coming.  It’s—there is the merger agreement that is on file with SEC.  But it will be laid out in better detail very shortly.

MR. MATERA:  Everybody asks, what’s in it for me with my pay and my benefits and the like, but it’s a good question.  The simple answer that we’ve always been guided by, when we’ve done this, you hear about some companies come in and make major changes, right out of the chute.  No [unintelligible] for that.  It’s unstable.  Nobody wants that, but over time, there may be advantages to moving, for example, on to a common healthcare plan.  We’ll spend in the company—you know how much you spend on healthcare across the country?  Over 20% of pay.  I think our healthcare costs around the world in FY18 were 25 million.  That’s for 11,000 people.  And a lot of the employees have their healthcare paid in Asia through a different mechanism than what we have here.  It’s a big expense.  And if you try to grow the profit faster than the revenue, everything matters.  And it’s not a question of taking things away.  It’s just a question of migrating things on to a platform.  And that’ll be a challenge ‘cause we’ve never—we’ve always been able to do it with a couple hundred people, but we’ve never done it before with an organization that’s bigger than ours.  I’m looking forward to that, and I know I’m gonna have a lot of help.

Okay, okay.  I answered the questions that I had.  Are there other questions or anyone want to see what time it is?  Time check.

MR. HURLSTON:  11:02

MR. MATERRA: 11:02.  Two minutes over.

[laughter]

MR. HURLSTON:  No questions, come on.

MR. MATERRA:   Anyway.  I look forward to speaking with you again.  Many of you I may not get a chance to talk to in person.  I want to thank you for everything that you’ll do.  You’re gonna run the company in your own due course.  Follow Michael’s leadership.  I want to say I met Michael a few months back for the first time.  This company’s really fortunate to have him as a leader and having gotten a chance to know Jerry before that, I know how well served the company was him.  Bob Stephens is invited the chairman of II-VI and I to the Finisar board meeting November 29th and 30th.  So that will be my first time to do that, and I’m really looking forward to it.  I give a round of applause.  I hope it’s a strong finish to the quarter that Michael will be able to do.  [APPLAUSE]